

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2022

Steven Lisi
Chairman and Chief Executive Officer
Beyond Air, Inc.
900 Stewart Avenue, Suite 301
Garden City, NY 11530

> **Re: Beyond Air, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 24, 2022**
> **File No. 333-262311**

Dear Mr. Lisi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dillon Hagius at 202-551-7967 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stephen M. Nicolai